Exhibit99.5

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL ENERGY REPORTS THIRD QUARTER RESULTS

VANCOUVER, B.C. Canada – May 12, 2015 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging international energy investment company focused on renewable, alternative, and conventional energy developments in Indonesia and Tanzania, today announced the financial results for its third quarter of fiscal 2015 ended March 31, 2015.

Current Working Capital – As at March 31, 2015, the Company’s interim statements reflect a working capital deficiency of $736,291 compared to a deficiency of $693,794 as at June 30, 2014, the end of the 2014 fiscal year. A short term loan in the amount of $750,000 was converted to common shares during the first quarter of fiscal year 2015 and the sale of the Norwegian subsidiary was completed during the second quarter that resulted in $200,000 of additional cash. However, current assets were reduced by $565,596 of subsidiary assets held for sale as at June 30, 2014, and the Company’s use of cash for its operations.

Operations – Overall, the Company incurred a loss of $176,422 from operations during the third quarter of fiscal 2015 compared to a loss of $318,556 for the comparative quarter in the prior year primarily due to the discontinued operations of the Company’s investment in its Norwegian affiliates. The sale of the Company’s Norwegian subsidiary, Visionaire Energy was completed during the second quarter of fiscal 2015. The Company used equity accounting for the losses of its Norwegian affiliates and the total equity loss during the current quarter was $nil compared to $161,682 for the comparative quarter in the prior year. The loss incurred during the third quarter of fiscal 2014 before the loss from discontinued operations was $156,874 compared to a loss of $176,422 for the third quarter of 2015. Cash used in operating activities during the third quarter of fiscal 2015 was $82,753 compared to $254,436 used in the third quarter of fiscal 2014. The change is attributable to the Company’s efforts of conserving more cash during the third quarter of fiscal 2015.

Full financial results including the Company’s unaudited, condensed interim consolidated financial statements and management’s discussion and analysis for its third quarter of fiscal 2015 are available for download from the SEDAR website at www.sedar.com.

For more information, visit our website at www.continentalenergy.com.

Robert V. Rudman, CPA	Trevor Heisler
Chief Financial Officer	Investor Relations
Continental Energy Corporation	Heisler Communications
561-779-9202	416-500-8061
rrudman@continentalenergy.com	trevor@heislercommunications.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. There are many factors which may cause actual performance and results of these plans to be substantially different from the way they are described in these forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.